EXHIBIT 99.1

12 December 2018

National Grid plc (‘National Grid’ and ‘Company’)

Appointment of new Chief Financial Officer

National Grid is pleased to announce the appointment of Andy Agg to the Board of National Grid plc as Chief Financial Officer (CFO) with effect from 1 January 2019. On his appointment, Andy will become an Executive Director and a member of the Finance Committee and he will continue as a member of the Group Executive Committee.

Andy has been Interim CFO of the Company since July 2018. Prior to this Andy was the UK CFO before becoming Group Tax and Treasury Director in 2016.

Sir Peter Gershon, Chairman, said:

“Following a formal, rigorous and competitive process to identify a permanent CFO, the Board is delighted to appoint Andy Agg to the role. Andy stepped into the role on an interim basis following Andrew Bonfield stepping down in July. I warmly welcome him to the Board of National Grid.”

John Pettigrew, Chief Executive Officer, said:
“Andy has done a great job since stepping into the role on an interim basis in July and I am personally delighted that he has now been formally appointed to the role.

With his broad experience in operational and corporate finance roles and deep knowledge of National Grid, Andy is well placed to help steer the Company through the next phase of its evolution.”

Andy Agg, Chief Financial Officer, said:
“I am really excited to be joining the Board of National Grid and look forward to working with the Board and the Executive team to help deliver the Company’s operational and strategic ambition.”

In accordance with the Listing Rules, there are no additional matters that would require disclosure under 9.6.13R of the Listing Rules of the UK Financial Conduct Authority.

Notes:

Remuneration information
Andy Agg has been appointed on an annual salary of £595,000, effective from 1 January 2019. His salary will be reviewed next at 1 June 2020. His salary has been set in line with the Company's remuneration policy. The Remuneration Committee intends, in line with its past practice, to increase his salary subject to his performance and progression in the role towards market level by way of future phased increases which could be in excess of those awarded to the average of other Company employees. He will receive benefits in line with our remuneration policy for Executive Directors, including a car allowance, private medical insurance and life insurance. The employer contribution to the Defined Contribution pension scheme and/or cash allowance in lieu will remain unchanged from his current level of 20% of base salary.

EXHIBIT 99.1

Andy will be eligible to participate in the National Grid Annual Performance Plan (APP) and Long Term Performance Plan (LTPP). His target and maximum APP opportunity will be 62.5% and 125% of base salary respectively, and will be linked to the achievement of corporate financial measures and individual objectives specific to his role. He will be eligible to receive a LTPP award over shares of a maximum of 300% of base salary in July 2019.

As an Executive Director on the Board, Andy will be required to build up and retain a shareholding in National Grid amounting to 400% of his base salary. On appointment, his shareholding will be 114% of salary.

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